HYPOTHEKENBANK IN ESSEN AG

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Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: 0201 / 8135-0
Fax: 0201 / 8135-200

Bankverbindung:
Deutsche Bundesbank
Filiale Essen
Konto-Nr. 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776475

SEC Headquarters
Office of International Corporate Finance
Room 3099
450 Fifth Street

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USA

Ihr Zeichen | Ihre Nachricht | Unser Zeichen | Durchwahl | Essen

Essen, 21.01.2003

Annual Accounts 2002: **Most Successful Financial Year in Essen Hyp's Business History**
Operating Result: €112m
Balance Sheet Total: €71bn
Return on Equity: 13.8%
Cost Income Ratio: 12.5%

03003551

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Dear Sir or Madam,

Providing the public and our business partners with up-to-date and transparent information is one of the key objectives of Hypothekenbank in Essen AG. This is why we are pleased to inform you as early as now about our successful business performance in 2002 in our enclosed press release.

We certainly believe that these figures are of interest to your readership and would appreciate it if you could edit and publish this information.

If you have any further questions or are interested in meeting a member of our Board of Managing Directors, please do not hesitate to contact our Public Relations Department (Tel.: +49 201 8135-495).

We look forward to hearing from you.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Annual Accounts as of December 31, 2002

Successful business year 2002

Despite the difficult overall economic situation, and in contrast to the banking sector as a whole, Hypothekenbank in Essen AG (Essen Hyp) can look back on a satisfactory business and earnings development in the financial year 2002. This is confirmed by the preliminary and unaudited figures of our annual accounts. With a slight increase in the balance sheet total to around €71bn (€69.6bn), a 4% increase in our operating result to €112m (€108.1m), a further improvement of our return on equity after tax to around 13.8% (13.5%) and an extremely low cost income ratio by sector standards of around 12.5% (13.8%), Essen Hyp was even able to surpass the already excellent 2001 business results.

Essen Hyp's earnings situation

Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, was particularly satisfied with the bank's earnings situation: "The operating result as of year-end 2002 came to around €112m, against €108.1m in 2001, an increase of nearly 4%." Thus, the ambitious internal targets for the business year 2002 were not only met, but even exceeded – despite the fact that Essen Hyp, too, had to cope with the difficult situation on the capital and real estate markets. The economic slowdown in Germany and the problems of the banking sector as a whole were reflected by the ratings awarded by the rating agencies: "The 'half-life period' of ratings has hardly ever been as short as it was in 2002," Mr. Schulte-Kemper explained. As a result, the banking sector in general, including Essen Hyp, had to cope with higher funding costs. In addition to this, and in line with the sector as a whole, increased risk provisioning weighed on Essen Hyp's business results. Provision for possible loan losses grew by

€16m to around €64m. This figure includes the amount of €22m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact, however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation: "Having thoroughly analyzed our entire mortgage loan portfolio in terms of credit risk, we have allowed for an amount of around €33m as provision for possible loan losses in this segment, based upon conservative calculations," Mr. Schulte-Kemper reported.

Continuous upwards development of net interest income

According to Mr. Schulte-Kemper, the development of net interest income made a substantial contribution to the bank's positive earnings situation. "Our excellent business result is to a great extent due to the fact that net interest income grew by another €13m - or 7% - to around €196m, against €182.7m in 2001," Mr. Schulte-Kemper emphasized. He added that this development was, above all, driven by the expansion of Essen Hyp's mortgage lending activities, which generate stable interest income that is not affected by capital market developments.

Further reduction of general operating expenses

"We succeeded in further improving our already low cost income ratio from 13.8% to around 12.5%. This was achieved by the increase in net interest and commission income, combined with a slight decrease in general operating expenses," Mr. Schulte-Kemper reported, adding that the favorable ratio of general operating expenses and net interest and commission income is an excellent indicator of Essen Hyp's competitiveness. "Thanks to our efficiency and flexibility we are able to enter into business transactions that involve lower risks while complying with our requirements as

regards earnings." The defense and further strengthening of this competitive advantage is one of the key factors in the business philosophy of Essen Hyp's Board of Managing Directors.

Slight decrease in capital market transactions

As far as public-sector lending is concerned, new lending commitments totaled €14bn, against €17.8bn in 2001. Of this figure, loans to public-sector entities and institutions governed by public law accounted for €4bn while securities issued by other borrowers and eligible for cover totaled €10bn. In addition to this, the bank took onto its books securities issued by other borrowers not eligible for cover to the amount of €2.5bn, a decrease of €1.6bn compared to 2001. In total, new lending commitments thus came to around €16.5bn, against €21.9bn in the previous year. Mr. Schulte-Kemper explained that Essen Hyp deliberately scaled down its activities in its core business segment, public-sector lending, as increased funding costs led to a further decline in the already low margins. Consequently the bank preferred to employ its capital in the more profitable mortgage lending segment.

Further expansion of property financing activities

The bank's strategic reorientation, as decided by the Board of Managing Directors in 2000, i.e. a stronger focus on mortgage lending, progressed in 2002. The total volume of new lending commitments came to €1.6bn, against €1.4bn, with equal shares of commercial and residential properties.

"In particular, the expansion of our international property financing activities makes good progress, which reflects our internationally orientated business policy," Mr. Schulte-Kemper reported. The total volume of international commercial loans came to

€400m (€91m) in 2002. €320m, i.e. the majority of this figure, relates to the United Kingdom where Essen Hyp opened a Representative Office at the beginning of 2002. France and the United States each contributed €40m. Based on the development in the UK, the bank's expectations to expand its business activities in France and the United States are particularly high. While the Representative Office in Paris will be opened in the beginning of February 2003, the U.S. Representative Office is planned to take up its work in the course of the year. "We believe that we have used the additional scope that has been made available to us, following the amendment of the German Mortgage Bank Act (*HBG*), by expanding our international mortgage lending activities in a risk-sensitive and profit-orientated way," Mr. Schulte-Kemper explained.

Funding

In order to refinance its lending activities, Essen Hyp issued bonds totaling €21.2bn (€31.2bn) in 2002. The bank also made use of its Commercial Paper Program to meet its short-term funding requirements. Drawings under this program totaled €10.2bn (€9.9bn). "In view of the spread widenings in the Jumbo segment that are not justified due to the excellent *Pfandbrief* ratings, we have decided to issue small-volume *Pfandbriefe*, which are tailored to our investors' specific requirements," Mr. Schulte-Kemper reported. As a result, the bank's funding costs were clearly reduced. Essen Hyp plans to make further use of this funding instrument in 2003. The bank's efforts to place small-volume *Pfandbriefe* will be accompanied by more than 20 roadshow presentations in various German cities, plus a number of investor meetings all across Germany in January and February 2003. Essen Hyp's belief that public relations should not be seen as a 'necessary evil' but as an opportunity is underlined by the fact that the bank not only plans further roadshows all across Europe, in the United States and in Asia, but will also host the 3rd International Capital Market Conference in Essen from July 10-12, 2003. Against the background of the previous Capital Market Conferences, Essen Hyp hopes to welcome more than 300 participants from all across the world.

Future prospects

"The successful business performance in 2002, the bank's standing on the national and international capital markets, its strong position in the public-sector and mortgage lending business and its excellent cost structure form the basis for a successful business year 2003, at the end of which we hope to see a return on equity after tax of more than 14%," Mr. Schulte-Kemper explained.

However, the forecasts on future economic development are less optimistic. "The Board of Managing Directors of Essen Hyp expects the ECB to further reduce interest rates. However, these rate cuts will not result in a perceivable economic recovery in the euro area in the medium term. Against this background we forecast that interest rates in the euro area will maintain their low level over a longer period of time." This outlook by Mr. Schulte-Kemper marked the end of his report on Essen Hyp's preliminary business figures for the financial year 2002.